EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

June 6, 2025

Dear FT Vest Hedged Equity Income Fund: Series B1 Shareholder:

We are writing to inform you of important dates relating to a special tender offer by FT Vest Hedged Equity Income Fund: Series B1 (the “Fund”). If you are not interested in having the Fund repurchase some or all of your Shares of beneficial interest (including fractions thereof) (“Shares”) valued as of July 21. 2025, please disregard this notice and take no action.

The Board of Trustees has approved a special, one-time tender offer to all investors in the Fund for up to 50% of the Fund’s net assets as of July 21, 2025, due to an investor allocation error made by an advisory firm into the Fund. The Investment Adviser has worked with the Fund’s Sub-Adviser and expect this tender offer will not change the Fund’s strategy or performance.

The tender offer period will begin on June 6, 2025 and will end at 11:59 p.m., Eastern Time, on July 15, 2025, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMBFS”) no later than July 15, 2025. If you do not wish to have all or some of your Shares repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR SHARES REPURCHASED.

If you would like to tender your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal to FT Vest Hedged Equity Income Fund: Series B1, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator (if by fax, please deliver an original, executed copy promptly thereafter), so that it is received before 11:59 p.m., Eastern Time, on July 15, 2025.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the special tender offer, or call the Tender Offer Administrator at UMBFS at (877) 779-1999.

Sincerely,

FT Vest Hedged Equity Income Fund: Series B1